SEC 19003058

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Washington Blvd #500
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

SEC Mail Processing
FEB 05 2019
Washington DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza #3000 (Address) NY (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

2019 FEB -5 PM 3:43
SEC / TM
RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM Finance LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

[signature]
Signature

Member
Title

Nenad Milojevic 1/28/2019
Notary Public

NENAD MILOJEVIC
Notary Public, State of Connecticut
My Commission Expires
November 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement ~~of Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

DWM FINANCE LLC

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of DWM Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWM Finance LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as DWM Finance, LLC's auditor since 2014.

New York, New York
January 28, 2019

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2018
ASSETS	
Cash	$ 19,290
Prepaid expenses and other assets	3,387
Total assets	$ 22,677
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 12,000
Total liabilities	12,000
Commitments and Contingencies	
Member's equity	10,677
Total liabilities and member's equity	$ 22,677

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2018
Expenses	
Compensation	$ 150,000
Professional fees	37,416
Rent	6,924
Regulatory fees	5,225
Other expenses	36,292
Total expenses	235,857
Net loss	$ (235,857)

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2018
Member's equity, beginning of year	$ 22,533
Contributions	
Cash	15,000
Non-cash	209,001
Net loss	(235,857)
Member's equity, end of year	$ 10,677

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2018
Cash flows from operating activities	
Net loss	$ (235,857)
Adjustments to reconcile net income to net cash used in operating activities:	
Expenses paid directly by the Parent	192,924
Changes to operating assets and liabilities	
Prepaid expenses and other assets	1,793
Net cash used in operating activities	(41,140)
Net cash flows used in financing activities	
Capital contribution	15,000
Net cash flows used in financing activities	15,000
Net change in cash	(26,140)
Cash, beginning of year	45,430
Cash, end of year	$ 19,290

Supplemental disclosures of noncash financing information

During the year ended December 31, 2018, member contributions included $209,001 of forgiveness of debt owed by DWM Finance LLC to DWM Asset Management LLC.

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3. The Company is economically dependent on funding from its parent.

The Company is an investment bank that provides debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services primarily to microfinance institutions in the developing world. The Company earns advisory fees as well as fees based on the value of transactions. The Company places securities for third parties as well as for funds managed by its affiliate, DWM Asset Management LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606, the adoption did not result in an adjustment to opening equity.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions

Revenues are recognized when the Company's service fees have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company incurred no credit losses due to this concentration during 2018. It is the Company's policy to review, as necessary, the credit standing of such counterparties.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The adoption of ASU 2014-09, effective January 1, 2018, did not have any impact on the Company's financial statements.

In January 2016 the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which amends guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 31, 2017, and upon adoption, the entity should apply amendments by means of cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. On January 1, 2018, the Company adopted ASU 2016-01. The adoption of ASU 2016-01, effective January 1, 2018, did not have any impact on the Company's financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This pronouncement is effective for reporting periods beginning after December 15, 2017 using a retrospective adoption method. The adoption of ASU 2016-18, effective January 1, 2018, did not have any impact on the Company's financial statements.

Accounting Standards Issued But Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019. In July 2018, the FASB issued

updated guidance, which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company plans to elect this transition method on January 1, 2019. The Company's current lease arrangements expire through January 31, 2022.

The Company has established an implementation team that has gathered and analyzed a significant portion of its lease contracts. These implementation efforts include reviewing existing leases and service contracts, which may include embedded leases. Based on the preliminary results of this process, which has not been completed, the Company does not expect that this standard will have a material effect on the Company's financial statements.

While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effect relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's balance sheet for operating leases. The Company's evaluation of ASU No. 2016-02 is ongoing and may identify additional impacts on the Company's financial statements.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Income Taxes

The Company's net income or loss is reported on its Parent's return. Neither the Company nor its Parent are taxpaying entities for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2018.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2014, which is the standard statute of limitations look-back period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for year ended December 31, 2018.

2. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "Related Party"), another company wholly owned by the Parent. Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount via the Parent to the Company. Expense sharing charges totaled $192,924 for the year ended December 31, 2018. The amount forgiven by the Parent for 2018 totaled $209,001, and is included as a capital contribution on the statement of changes in member's equity.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company has net capital of $10,677, which was $5,677 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 164.62%.

4. Revenue Concentration

The Company has been dependent on a relatively small number of customers for a substantial portion of its revenue, although the customers comprising this group have changed from time to time. For 2018 the Company didn't have any revenue.

5. Commitments.

The Company has no commitments at December 31, 2018.

6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the balance sheet date through January 28, 2019, which represents the date these financials statements are available to be issued and has not identified any additional subsequent events that required adjustment or disclosure in these financial statements.

DWM FINANCE LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2018
Total member's equity		$ 10,677
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets	3,387	
Total non-allowable assets		3,387
Net capital		$ 7,290
Aggregate indebtedness		
Accounts payable and accrued expenses	12,000	
		$ 12,000
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 2,290
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required.		$1,290
Percentage of aggregate indebtedness to net capital		164.62%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

DWM FINANCE LLC

Stamford, Connecticut

EXEMPTION REPORT

Including Report of Independent
Registered Public Accounting Firm

For the Period from January 1, 2018 to December 31, 2018

bakertilly

DWM FINANCE LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DWM Finance LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DWM Finance LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
January 28, 2019

DEVELOPING WORLD MARKETS

DWM Finance, LLC • Member FINRA/SIPC
750 Washington Blvd. 5th Floor • Stamford • CT 06901
www.dwmarkets.com
tel: 1.203.655.5453
fax: 1.203.656.9528

January 28, 2019

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

To whom it may concern,

DWM Finance LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2018 – December 31, 2018. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with and effectuates all financial transactions between the broker or dealer and its customers through one or more bank account, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief, we did not identify any exception to the exemption during this period.

Kind Regards,

Peter Johnson
Managing Partner
DWM Finance LLC